

Mail Stop 3010

March 16, 2010

Joanne M. Beckett
Vice President and General Counsel
Tropicana Las Vegas Hotel and Casino, Inc.
3801 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re:    Tropicana Las Vegas Hotel and Casino, Inc.**
> **Registration Statement on Form 10**
> **Filed February 16, 2010**
> **File No.  000-53894**

Dear Ms. Beckett:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2.	Please tell us the purpose of the registration of these securities.

3.	In light of your disclosure regarding ongoing litigation concerning the usage of the name, "Tropicana," please revise your disclosure to fully describe the material intellectual property that you acquired in connection with the reorganization and that you will acquire from Armenco pursuant to the Lease Agreement once you have obtained the requisite permits.  In addition, please describe how your business will be impacted if you are not able to use the "Tropicana" name.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions…, page 1

4.	Since you are not yet subject to the reporting requirements of 13(a) or 15(d) under the Securities Exchange Act of 1934, you are ineligible to rely on the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Please remove these references on page 1.  In addition, please revise your introductory paragraph on page 34.

Item 1.  Business

5.	We note that Onex Armenco Gaming Entities own 70.6% of your outstanding stock.  Please revise your chart on page 3 to disclose who owns the remaining 30% of your outstanding stock.

6.	We note that, on June 22, 2009, you entered into a lease agreement with Armenco.  Please revise your disclosure to clarify, if true, that the Onex Armenco Gaming Entities included in the chart on page 3 are the same Armenco that is a party to the lease agreement.  In addition, please clarify, if true, that the natural persons who control Armenco also control Trilliant Gaming Nevada Inc.  To that end, please describe how your corporate structure will change once you are able to own and operate your gaming facility directly and clarify if there will be any changes in the fees you pay to manage your gaming facility.

Background, page 4

7.	Please revise your disclosure in this section to discuss with greater specificity all material terms of the Bankruptcy Plan.  For instance, revise your second bulleted item to specify how many shares of common stock were issued as partial satisfaction of the senior debt facility.  Please also revise to delineate your other ongoing obligations, if any, to the LandCo lenders.  Please also include the Bankruptcy Plan as an exhibit to the registration statement.

8.	We note that your company was formed to own and operate the Tropicana Las Vegas, free and clear of substantially all liens and claims against the LandCo

Entities. Please revise to clarify what you mean by clear of "substantially" all liens and claims. To the extent you have existing or continuing obligations, please describe.

9. We note the warrant you issued to Tropicana Entertainment. Please revise to briefly discuss the business purpose of this warrant.

The Tropicana Las Vegas Hotel and Casino

Entertainment, page 6

10. Please expand your disclosure under this subheading to discuss in greater detail the nature of your entertainment contracts. For example, in this section or elsewhere as appropriate, please describe whether you generate any revenue from such contracts and describe any obligations associated with such contracts.

Operations

General, page 7

11. We note your disclosure in this section that only a "small fraction" of your revenues are credit-based. Please revise to quantify what portion of casino play and group-related hotel activity is derived from credit sources. Please also discuss what other hotel amenities may be managed by third parties and explain whether you have entered into any preliminary discussions for such services.

The Slot Machine Industry in General, page 9

12. Please quantify what percentage of your gaming revenues is comprised of slot machine revenues. Please also supplement your disclosure under the Business Strategy subheading to discuss you relationships with the various slot machine manufacturers in greater detail.

Business Strategy

13. *Gaming Mix Targeted to Customers* (p. 9). Please revise your disclosure under this subheading to fully describe the capital improvements you intend to undertake. For instance, your disclosure that you plan both "refurbishment of the casino floor" and "expansion and renovation of the showroom" provides little understanding to investors as to how you are planning to carry out your improvement plans.

Nevada Gaming Regulation and Licensing

General

14.     Where possible, please refer to specific existing regulations that may have a significant impact on your business.

Item 1A.  Risk Factors

General

15.     Please revise your introductory language in this section to clarify that you have disclosed all risks that you believe are material at this time.

16.     Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms. For example, the second risk factor on page 25 beginning "The physical condition of, and improvements to, our property…" does not adequately explain the magnitude of the expenses you could incur due to potential environmental conditions.  Please review your risk factor captions to ensure that they clearly and concisely describe the relevant risks.

We are entirely dependent on one property for all of our cash flow…, page 19

17.     Refer to the bulleted list under this risk factor subheading.  To the extent these are material risks to your business, please break out each one into a separate risk factor, each with its own subheading, and specifically discuss the risk to your business posed by each factor.  If you have already provided separate risk factors for these items, please remove them from the bullet point list.

Our results of operations and financial condition could be materially and adversely affected…, page 27

18.     You should present as risk factors only those factors that represent a material risk to investors in your business.  This risk factor could apply to any issuer or to any other offering.  Please revise to cite a particular risk or remove the risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

General

19.     The disclosure in the introductory narrative of this section should generally provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, which may impact the

company's future operating performance.  Some of your disclosure merely restates what is already disclosed elsewhere in your filing without providing investors with a meaningful overview of your current operations or a discussion of many of the factors highlighted as risks throughout your filing.  Please enhance the quality of your MD&A by expanding on the company's strategy for addressing opportunities, challenges and risks.  For example, please discuss how you specifically plan to improve upon the business model employed by Tropicana Entertainment in managing your operations.

20.     We note your disclosure in the Risk Factors section on page 16 and elsewhere in your filing regarding the impact that adverse economic market conditions have had on your operating results.  Please tell us what specific impact, if any, current trends and recent events have had on your financial condition and results of operations.

Results of Operations, page 36

21.     We note your discussion of the impact of Nevada Gaming regulations on your business prospects in the Risk Factors section and also your extensive discussion of various regulations impacting your business beginning on page 10 in the Business section.  Please disclose how these regulations will contribute to your ongoing cost of services, if material.

Liquidity and Capital Resources

Overview, page 40

22.     We note your disclosure in this section regarding a "variety of factors" that impacted your cash flows.  Revise your disclosure to discuss each of the factors, such as your regulatory issues and ongoing litigation, separately.  For instance, expand your current disclosure to quantify the consequences to your business if you fail to satisfy suitability requirements as set forth by the Nevada Commission, which you discuss on page 12.  Please also discuss and quantify the potential impact that both assumed liabilities and cost overruns with respect to your capital improvement program could have on your liquidity on a going-forward basis.  We may have further comment based on your response.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 44

23.     Please revise to identify the natural persons that have investment control of any stockholder that beneficially owns more than 5% of any class of your securities.

Item 6.  Executive Compensation

Compensation Discussion and Analysis

Elements of Executive Compensation, page 53

24.     We note your disclosure on page 54 that, following the substantial completion of
        the renovation of the Tropicana Las Vegas, Mr. Yemenidjian's compensation will
        be increased to an amount commensurate with other individuals serving as chief
        executive officer and chairman of the board of similar casino and gaming
        companies.  Please revise to quantify this increase and describe what you mean by
        the "substantial completion of the renovation."

Item 7.  Certain Relationships and Related Transactions, and Director Independence,
page 55

General

25.     We note your disclosure in the Risk Factors section regarding potential conflicts
        that may arise as a result of your relationship with Trillliant Gaming.  Please
        supplement your current disclosure in this section to concisely describe the
        potential conflicts of interest that are present and clearly identify all transactions
        and relationships that give rise to such conflicts.

26.     We note the 2% of all revenues and the 5% of the amount of earnings before
        interest, taxes and depreciation and amortization that is payable to Armenco and
        will be payable to Trilliant.  Please revise to quantify these amounts and clarify, if
        true, that such payment amounts are in addition to the compensation payable to
        any employees and directors who hold interests in Armenco and Trilliant.  In
        addition, please more fully describe the services provided by Armenco and those
        to be provided by Trilliant.

Trilliant Management Agreement, page 61

27.     Please file the management agreement you intend to enter into with Trilliant LP
        for the management of the hotel property.  Please also clarify if there are any
        limitations on your expense reimbursement obligations under the agreement.

Item 10.  Recent Sales of Unregistered Securities, page 64

28.     Please provide us your analysis as to why you believe you do not need to register
        the issuance of the securities described in this section under the Securities Act of
        1933.   Please tell us if you believe there is an applicable exemption from
        registration.

1. Organization

Organization, page F-6

29.     You disclose that Armenco is currently the third-party operator of all gaming operations at the Tropicana Las Vegas and that you do not own any legal interest in Armenco. You also note that you determined in accordance with accounting guidance that you are ultimately responsible for a majority of the operations' losses and entitled to a majority of the operations' residual returns. As a result, you have incorporated the gaming operations in your financial statements. Please further explain how you made this determination and discuss the accounting guidance that you relied upon. Also, tell us how/if the management fee to Armenco is reflected in your financial statements.

3. Voluntary Reorganization under Chapter 11 of the Bankruptcy Code

Plan of Reorganization, page F-12

30.     You disclose that you issued a warrant to purchase shares of your class B common stock to TEH. Please tell us where this issuance is reflected in your financial statements and disclose your accounting treatment for the warrant.

10. Fresh-Start Reporting, page F-20

31.     Please tell us why the total stockholder's/member's equity balance as of July 1, 2009, $230 million, does not equal the stockholder's/member's equity balance of $303.3 million as of July 1, 2009 in the statement of changes in stockholder's/member's equity on page F-4. Please revise your statement of changes in stockholder's/member's equity as applicable.

32.     We note from your disclosure on page F-19 that you calculated the enterprise value for fresh start reporting giving equal weight to the discounted cash flow method of the income approach and the cost approach. Please describe the cost approach you used, and how you determined it was an acceptable method. Please also tell us the results of your calculations under the income method and the cost method, respectively.

33.     Please expand your disclosure to discuss all sensitive assumptions (i.e. growth rates) used in the determination of the enterprise value. See ASC 852-10-50-7 for reference.

34.     We note the fair values that you assigned to the assets and liabilities upon

emergence.  Please tell us and disclose in detail how you determined the fair values for each kind of material asset and liability.

35.     We note your disclosure on page F-15 regarding the civil action related to the "Tropicana" name.  Please tell us what consideration you gave to this contingency when determining the enterprise value as well as the fair value of the property.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact

Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.


Sincerely,


Jennifer Gowetski
Senior Counsel


cc:    Janet S. McCloud
        Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP (via facsimile)